                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549


                                    FORM 11-K



                                   (Mark One)

        (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the plan year ended September 30, 2001

                                       OR

        ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

             For the Transition Period from __________ to __________


                         Commission File Number: 0-18786

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         PICO HOLDINGS, INC. EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               PICO HOLDINGS, INC.
                         875 PROSPECT STREET, SUITE 301
                           LA JOLLA, CALIFORNIA 92037



                      Index to Exhibits appears on Page 12
                               Page 1 of 13 pages




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


                              REQUIRED INFORMATION
                              --------------------



The following financial statements and schedules for PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust are being filed herewith:



Signature

Independent Auditors' Report

Financial Statements:

     Statements of Net Assets Available for Benefits, September 30, 2001 and
     2000

     Statement of Changes in Net Assets Available for Benefits for the Year Ended September 30, 2001

     Notes to the Financial Statements

Supplemental Schedules:

     Schedule H Item 4i - Schedule of Assets as of September 30, 2001

     Schedule H Item 4j - Schedule of Reportable Transactions as of September 30, 2001

Index to Exhibits

     Exhibit 1 - Consent of Independent Auditors






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


                                    SIGNATURE
                                    ---------


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                    PICO HOLDINGS, INC. EMPLOYEES 401(k)
                                    RETIREMENT PLAN AND TRUST



                                    /s/ Maxim C.W. Webb
                                    -------------------------------------
Date:  July 15, 2002                Chief Financial Officer and Treasurer










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INDEPENDENT AUDITORS' REPORT


PICO Holdings, Inc.
  Employees 401(k) Retirement Plan and Trust
  Columbus, Ohio:

We have audited the accompanying statements of net assets available for benefits of PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the "Plan") as of September 30, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended September 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2001 and 2000, and the changes in net assets available for benefits for the year ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules identified in the index are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

May 3, 2002


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PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2001 AND 2000
--------------------------------------------------------------------------------

ASSETS                                            2001           2000

INVESTMENTS:
  Mutual funds                              $5,875,227     $5,953,517
  Common stock                                 646,614        665,569
  Cash                                           1,826            467
  Participant loans                                            22,946
                                            ----------     ----------

           Total investments                 6,523,667      6,642,499

RECEIVABLES:
  Employer's matching contributions             10,267         20,238
  Participants' contributions                   10,463         20,472
  Employer profit sharing contributions        461,911        466,034
  Investment fund transfer                                    242,902
                                            ----------     ----------

           Total receivables                   482,641        749,646
                                            ----------     ----------


NET ASSETS AVAILABLE FOR BENEFITS           $7,006,308     $7,392,145
                                            ==========     ==========


See notes to financial statements.

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED SEPTEMBER 30, 2001
--------------------------------------------------------------------------------


ADDITIONS:
  Additions to net assets attributed to:
    Interest and dividends                                                   $   113,840

  Contributions:
    Employer                                                                     819,116
    Participant                                                                  375,225
    Rollovers                                                                     66,667
                                                                             -----------
           Total additions                                                     1,374,848

DEDUCTIONS:
  Net depreciation in fair value of investments                               (1,398,886)
  Deductions from net assets attributed to benefits paid to participants        (361,799)
                                                                             -----------

           Total deductions                                                   (1,760,685)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                            7,392,145
                                                                             -----------


  End of year                                                                $ 7,006,308
                                                                             ===========


See notes to financial statements

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2001 and 2000
--------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      The following description of the PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution 401(k) profit sharing plan covering eligible employees, as defined in the Plan Agreement, of PICO Holdings, Inc. (the Plan Sponsor). The Plan was adopted to provide retirement benefits to employees of the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and has been determined to be qualified for tax exempt status by the Internal Revenue Service (IRS). The Plan has been amended since receiving the IRS determination letter. However, the Plan Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

      CONTRIBUTIONS - Each year, participants may contribute up to 5% of pretax annual compensation, as defined in the Plan, not to exceed $8,000 (based on Section 401(a)(17) compensation limit of $170,000 as indexed). The Plan Sponsor matches 100% of the elective deferral of base compensation that a participant contributes to the Plan. The Plan Sponsor's matching contribution does not begin until the first day of the quarter after an employee completes one year of service. Additional amounts which represent profit sharing, as defined in the Plan, may be contributed at the option of the Plan Sponsor's Board of Directors.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contributions, employer matching contributions, earnings as applicable, and allocations of (a) the Plan Sponsor's discretionary profit sharing contributions and (b) Plan earnings, and debited for withdrawals as applicable. Forfeited balances of terminated participants' nonvested accounts are used to first reinstate previously forfeited account balances of reemployed participants and any remainder will be used to reduce the Plan Sponsor's discretionary profit sharing contribution for the current or subsequent Plan year in which the forfeiture occurs.

      VESTING - Participants are immediately vested in their contributions, the employer matching contributions, plus earnings thereon. Vesting in the Plan Sponsor's discretionary profit sharing contribution portion of their accounts plus actual earnings thereon is based on years of credited service in accordance with the following schedule:

                    Years of Service                            Percentage
                    ----------------                            ----------

                    Less than three                                  0%
                         3                                          20%
                         4                                          40%
                         5                                          60%
                         6                                          80%
                    7 or more                                      100%

      INVESTMENT OPTIONS - Effective June 1, 2000, upon enrollment in the Plan, a participant may direct 100% of elective deferrals, employer match and discretionary profit sharing amounts. A participant chooses from a number of different mutual fund options. In addition, participants are able to invest in the stock of PICO Holdings, Inc., the Plan Sponsor.

      LOANS TO PARTICIPANTS - Loans to participants are not permitted under the Plan. However, under Citation Insurance Group Salary Reduction Profit Sharing Plan (the "Citation Plan") which was approved to merge into the Plan effective December 31, 1997, participant loans were permitted to roll over. No loans were outstanding at September 30, 2001.

      PAYMENT OF BENEFITS - Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments. If the value of the participants' account is $5,000 or less, the Trustee shall distribute the entire vested account to the participant. Amounts payable to such participants at September 30, 2001 and 2000 were $82,389 and $61,595, respectively.

      PLAN TERMINATION - While the Plan Sponsor has not expressed any intent to discontinue the Plan or their contributions thereto, they have the right to do so at any time, subject to the provisions of ERISA. In the event of partial or total termination of the Plan, participants' account balances become fully vested and the disposition of the net assets must be made for the benefit of the participants or their beneficiaries.

      TAX STATUS - The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated December 7, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

      RECLASSIFICATIONS - Certain amounts in the 2000 financial statements have been reclassified to conform with the 2001 presentation.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION - The accounting records of the Plan are maintained on the accrual basis. Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.

      INVESTMENT VALUATION - Investments are valued as follows: Mutual funds, money market funds and PICO Holdings, Inc. common stock fund are valued at quoted market prices.

      ADMINISTRATIVE EXPENSES - The Plan's expenses are paid by the Plan
      Sponsor.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and the changes in net assets during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3.    INVESTMENTS

      The Plan's investments which exceeded 5% of net assets available for benefits as of September 30 consisted of the following:

                                                             2001        2000

      Smith Barney Money Market Government Portfolio     $1,827,049  $1,797,729
      American Century Ultra Fund                           711,112     877,492
      Neuberger Focus Trust Fund                            489,807     662,668
      PICO Stock                                            646,614     651,362
      Dreyfus Founders Discovery Fund                       351,388     566,382
      Strong Government Securities                          635,752     517,538
      Royce Premier Fund                                    400,290
      Scudder International Fund                                        443,836


4.       RELATED PARTY TRANSACTIONS

      Plan investments include common stock of PICO Holdings, Inc. and Smith Barney Money Market Government Portfolio. PICO Holdings, Inc. is the Plan Sponsor and Salomon Smith Barney is the Plan Custodian and record keeper. The Plan Sponsor pays all administrative expenses of the Plan.

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

SCHEDULE H ITEM 4i - SUPPLEMENTAL SCHEDULE OF ASSETS
AS OF SEPTEMBER 30, 2001
--------------------------------------------------------------------------------

                                                           NUMBER                         FAIR
                                                             OF                          MARKET
DESCRIPTION                                                SHARES         COST           VALUE

INVESTMENTS - MUTUAL FUNDS:
  ABN AMRO Montag & Caldwell Growth - N Share               4,497     $  134,431     $   98,572
  American Century Ultra Fund                              29,096      1,164,902        711,112
  Citi S&P 500 Index Funds                                 14,396        194,380        153,033
  Dreyfus Emerging Markets                                  9,636        110,658         90,197
  Dreyfus Founders Discovery                               15,251        630,466        351,388
  Dreyfus Premier Core Value                                7,405        222,718        190,693
  Gabelli Growth Fund                                       6,792        284,333        164,639
  Gabelli Global Growth Fund                                1,821         36,524         25,263
  INVESCO Health Sciences                                   3,767        188,303        180,011
  Loomis Sayles Bond Fund                                     944         10,729          9,811
  Mercury HW International Value                              741         18,454         14,653
  Neuberger Berman Focus Trust                             22,603        732,585        489,807
  Pilgrim GNMA Income Fund                                  8,696         72,073         76,869
  Royce Premier Fund                                       44,133        456,923        400,290
  Scudder International Fund                                9,412        508,405        332,991
  Smith Barney Money Market - Government Portfolio      1,827,049      1,827,049      1,827,049
  Strong Government Securities                             57,534        594,957        635,752
  Credit Suisse Warburg Pincus                             12,472        122,077        123,097
                                                                      ----------     ----------

      Total Mutual Funds                                               7,309,967      5,875,227
                                                                      ----------     ----------

  PICO STOCK                                               58,783        704,415        646,614
                                                                      ----------     ----------


TOTAL                                                                 $8,014,382     $6,521,841
                                                                      ==========     ==========




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

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

SCHEDULE H ITEM 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
SEPTEMBER 30, 2001
--------------------------------------------------------------------------------

                                                                  PURCHASES/      PROCEEDS       COST OF         NET GAIN
                                                                   TRANSFERS      OF SALES        ASSETS          (LOSS)

IN SERIES (including individual transactions):
  Smith Barney Money Market - Government Portfolio                $ 608,046                     $ 608,046        $     -
  Smith Barney Money Market - Government Portfolio                               $ 578,726        578,726              -

INDIVIDUAL:
  There were no individual transactions which exceeded 5% of Net Assets Available for Benefits.

                               PICO HOLDINGS, INC.
                    EMPLOYEES 401(k) RETIREMENT PLAN & TRUST
                           ANNUAL REPORT ON FORM 11-K


                     For plan year ended September 30, 2001



                              INDEX TO THE EXHIBITS
                              ---------------------


  Exhibit Number                    Description
  --------------                    -----------

1        Consent of Deloitte & Touche LLP, Independent Auditors








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